Palladyne AI Corp.

650 South 500 West, Suite 150

Salt Lake City, Utah 84101

August 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charli Wilson

Re:	Palladyne AI Corp.
Registration Statement on Form S-3
File No. 333-289308

Acceleration Request
	Requested Date:	August 15, 2025
	Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palladyne AI Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-289308) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at 206-734-5562.

[Signature page follows]

Sincerely,

Palladyne AI Corp.

/s/ Trevor Thatcher
Trevor Thatcher
Chief Financial Officer

cc:	Trevor Thatcher, Palladyne AI Corp.
Stephen Sonne, Palladyne AI Corp.
Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.